SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BUSINESS OBJECTS S.A.

(Name of Issuer)

American depositary shares, each representing one ordinary share

(Title of Class of Securities)

12328X107

(CUSIP Number)

William L. Hudson

New SAC

c/o Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

(831) 438-6550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12328X107	13D	Page 2 of 10

1.	NAME OR REPORTING PERSON: New SAC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,337,329 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 6,337,329 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,337,329
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.94%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 12328X107	13D	Page 3 of 10

1.

NAME OR REPORTING PERSON:

            Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P.,

            Silver Lake Partners Cayman L.P. and Silver Lake (Offshore) AIV GP Ltd. (the “SLP

            Affiliates”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            Not applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 6,337,329 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 6,337,329 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,337,329 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.94%
14.	TYPE OF REPORTING PERSON CO, PN

(1)	All shares held by New SAC. As stockholders of approximately 31.81% of the outstanding ordinary shares of New SAC as of November 9, 2005, the SLP Affiliates may be deemed to share voting and/or dispositive power over shares held by New SAC. However, each of the SLP Affiliates disclaims beneficial ownership of such shares. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan Austin and Integral Capital Partners SLP LLC. Each of the persons and entities identified above disclaims beneficial ownership of shares held by New SAC except to the extent of any pecuniary interest therein. Excludes 20,194 shares issued in connection with director compensation that may be deemed to be beneficially owned by David J. Roux, a member of Issuer’s board of directors. Under Mr. Roux’s arrangements with respect to director compensation, the 20,194 shares were assigned by Mr. Roux to, and issued in the name of, Silver Lake Technology Management, L.L.C., an affiliate of Mr. Roux. Also excludes 45,000 shares issuable upon exercise of warrants within 60 days of the date hereof issued in connection with director compensation that may be deemed to be beneficially owned by Mr. Roux. Under Mr. Roux’s arrangements with respect to director compensation, the shares issuable upon exercise of these warrants are also expected to be assigned by Mr. Roux to, and issued in the name of, Silver Lake Technology Management, L.L.C. In addition, excludes one director’s qualifying share held in the name of Mr. Roux.

CUSIP No. 12328X107	13D	Page 4 of 10

1.	NAME OR REPORTING PERSON: TPG SAC Advisors III Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 6,337,329 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 6,337,329 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,337,329 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.94%
14.	TYPE OF REPORTING PERSON CO

(1)	All shares held by New SAC. TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which owns approximately 22.09% of the outstanding ordinary shares of New SAC as of November 9, 2005. TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. The shareholders of TPG SAC Advisors III Corp. may be deemed to share voting and/or dispositive power with respect to 6,337,329 shares of Issuer held by New SAC. However, each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares.

CUSIP No. 12328X107	13D	Page 5 of 10

1.

NAME OR REPORTING PERSON:

            August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic

            Partners III, L.P., August Capital Associates III, L.P. and August Capital Management III,

            L.L.C. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston and

            Andrew S. Rappaport (collectively, the “August Individuals”).

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

            Not applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware as to August Entities; U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 6,337,329 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 6,337,329 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,337,329 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.94%
14.	TYPE OF REPORTING PERSON PN, OO, IN

(1)	All shares held by New SAC. As stockholders of approximately 11.40% of the outstanding ordinary shares of New SAC as of November 9, 2005, and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share voting and/or dispositive power over shares held by New SAC. However, the August Entities and August Individuals disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

CUSIP No. 12328X107	13D	Page 6 of 10

This Amendment No. 2 (this “Amendment”) amends Item 2, supplements Items 4, 6 and 7 and amends and restates Item 5 of the statement on Schedule 13D filed on December 19, 2003, as amended by Amendment No. 1 filed on August 3, 2004 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the original Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting all references to CB Cayman in the first two paragraphs of Item 2.

Item 4. Purpose of Transaction.

Sale of ADSs, Each Representing One Ordinary Share.

On November 9, 2005, New SAC entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co. (the “Underwriter”). Pursuant to the Underwriting Agreement, and under a registration statement on Form S-3 (File No. 333-119662) filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission, New SAC sold 9,550,000 American Depositary Shares (“ADSs”), each ADS representing one ordinary share, nominal value €0.10 per share, of the Issuer, at a price of $35.02 per ADS. The sale is expected to be settled November 14, 2005.

Also, pursuant to the Underwriting Agreement, New SAC agreed to certain lock-up restrictions. New SAC has agreed that, without the prior written consent of the Underwriter, it will not during the period beginning on November 9, 2005 and ending on December 31, 2005: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of Issuer’s ordinary shares, or ADSs or any securities convertible into or exercisable or exchangeable for Issuer’s ordinary shares, or ADSs; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Issuer’s ordinary shares, or ADSs; whether any such transaction described above is to be settled by delivery of Issuer’s ordinary shares, ADSs or other securities, in cash or otherwise

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The response to Items 2, 3, 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference with respect to the number and percentage of Business Objects Shares to which such Reporting Person and the other entities or persons identified in Item 2 may be deemed to have shared or sole voting or dispositive power or to beneficially own. By virtue of the relationships described in Item 2, each of the Reporting Persons and the other entities or persons identified in Item 2 may be deemed to share indirect beneficial ownership of the Business Objects Shares directly owned by New SAC, but each Reporting Person (other than New SAC) and each other entity or person identified in Item 2 hereof hereby disclaims any such beneficial ownership.

CUSIP No. 12328X107	13D	Page 7 of 10

As of the date hereof, New SAC beneficially owned in the aggregate 6,337,329 Business Objects Shares, representing approximately 6.94% of the outstanding Business Objects Shares.

All percentages set forth on the cover page of this Schedule 13D and in this Item 5 are calculated based upon information provided in the Issuer’s Prospectus Supplement dated November 9, 2005 to the Prospectus dated October 26, 2005 filed pursuant to Rule 424(b)(4) of the Securities Act that as of November 8, 2005 there were 91,379,020 Business Objects Shares issued and outstanding.

(c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, without independent verification, none of the other persons identified in Item 2 hereof has effected any transaction during the past 60 days in any Business Objects Shares except for the following sale transactions as set forth below:

Seller	Date of Transaction	Number of Shares	Sale Price per Share*	Transaction Effected Through
New SAC	November 9, 2005	9,550,000	$35.02	Underwritten offering

*	All transactions were effected in U.S. dollars.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Business Objects Shares beneficially owned by the Reporting Persons.

(e) Not applicable with respect to any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The response to Item 4 of this Amendment is hereby incorporated herein by reference.

The provisions of the Underwriting Agreement, including the lock-up restrictions, are set forth as an exhibit to this Amendment and are incorporated herein in their entirety by this reference in response to this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7	Underwriting Agreement, dated November 9, 2005, by and between New SAC and Goldman, Sachs & Co. (incorporated herein by reference from Exhibit 99.1 of the Current Report on Form 8-K, filed by the Issuer on November 10, 2005, File No. 000- 24720).

CUSIP No. 12328X107	13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2005

NEW SAC

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Chairman

CUSIP No. 12328X107	13D	Page 9 of 10

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan Austin
Name:	Alan Austin
Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan Austin
Name:	Alan Austin
Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan Austin
Name:	Alan Austin
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ Alan Austin
Name:	Alan Austin
Title:	Director

CUSIP No. 12328X107	13D	Page 10 of 10

TPG SAC ADVISORS III CORP.

By:	/s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President

August Entities:

August Capital III, L.P.

August Capital Strategic Partners III, L.P.

August Capital III Founders Fund, L.P.

August Capital Management III, L.L.C.

August Capital Associates III, L.P.

By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed entities

August Individuals:

John R. Johnston

David F. Marquardt

Andrew S. Rappaport

By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed individuals